Ross Law Group, pllc

75 Maiden Lane, Suite 607

New York, NY 10038

United States

+1 212 379 6750

www.RossLawGroup.co

Gary J. Ross, Esq.	Email: Gary@RossLawGroup.co

March 9, 2021

Mitchell Austin

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Robot Cache US Inc.

Amendment No. 1 to Offering Statement on Form

1-A Filed February 18, 2021

File No. 024-11431

Dear Mr. Austin:

Robot Cache US Inc. (“Robot Cache,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated February 24, 2021, relating to the Company’s filing on February 18, 2021 of an amendment (such amendment, the “February 18 Amendment”) to the Company’s initial Offering Statement (the “Offering Statement”). On behalf of the Company, we are concurrently filing an amendment to the February 18 Amendment (such amendment, the “March 9 Amendment”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in the Offering Statement.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

March 9, 2021

Amendment No. 1 to Form 1-A Filed February 18, 2021

Notes to Interim Financial Statements

Note 5. Debt, page F-23

1.	We note your response to prior comment 2; however, your disclosures regarding the conversion of SAFT to common shares continues to include inconsistent information. For instance, you disclose the following:

	●	On page 29 you indicate the SAFTs have all been converted into an aggregate of 16,778,821 shares of common stock;

This number is correct.

	●	In Note 5 on page F-12 you refer to 3,508,772 shares of common stock being issued in May 2020 in lieu of digital tokens. You also refer to issuing an additional 6,471,398 shares of common stock in exchange to SAFT investors and 1,020,675 shares to investors to replace their SAFT holdings. Presumably such issuances, which total 11,000,845, were made in fiscal 2020; and

The 3,508,772 referred to in Note 5 was only in relation to a single SAFT, as further discussed in Note 9. The Company did issue 6,471,398 shares of common stock in 2020 to the other SAFT investors, for a total of 9,980,170 shares of common stock issued to SAFT holders in lieu of digital tokens. This number matches the (revised) number in the interim statement of shareholders’ equity on page F-16. While the Company does intend to issue an additional 1,020,765 shares of common stock to advisors to replace their SAFT holdings, the Company as of the date hereof has not yet done so, and has no plans to do so until this Offering has been completed. (See disclosure on page 16 regarding these advisor shares.)

See revised disclosure on page F-12 of the March 9 Amendment.

	●	In Note 5 to your interim financials on page F-23, you include no discussion regarding the conversion of SAFTs to common stock during the nine months ended, September 30, 2020 and yet your statement of equity reflects the issuance of 14,288,952 shares of common stock in exchange for SAFTs.

Thank you for bringing this to our attention. See revised disclosure on page F-23 of the March 9 Amendment. See also the revised statement of shareholders’ equity on page F-16. Only 9,980,170 shares of common stock were issued as a result of the conversion of SAFTs.

* * *

We thank you for your comments. We will contact you shortly in regard to the qualification of the offering statement.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross